Monaker Group, Inc 8-K

Exhibit 2.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of November 2, 2020, by and between Dr. Jason Morton, an individual (“Seller”), and Monaker Group, Inc., a Nevada corporation (“Purchaser”). In addition, Longroot, Inc., a Delaware corporation (the “Company”) is party hereto for certain limited purposes set forth below.

WHEREAS, Seller is the owner of 800 shares of common stock of the Company, par value $0.0001 per share, which shares constitute 100% of the outstanding shares of capital stock of the Company (the “Shares”);

WHEREAS, the Company owns 40% of the issued and outstanding capital stock of Longroot Limited, a Cayman Islands company (“Longroot Cayman”);

WHEREAS, Longroot Cayman is the controlling shareholder of Longroot Holding (Thailand) Limited (“Longroot Holding (Thailand)”) and Longroot (Thailand) Limited (“Longroot Thailand,” and together with the Company, Longroot Cayman and Longroot Holding (Thailand), the “Longroot Group Companies,” and each a “Longroot Group Company”);

WHEREAS, Longroot Thailand operates an initial coin offering (“ICO”) portal duly approved by the Securities and Exchange Commission of Thailand with headquarters in Bangkok (the “Restricted Business”);

WHEREAS, Seller and Purchaser have entered into a letter of intent dated October 15, 2020 (the “Letter of Intent”) setting forth the terms of Seller’s proposed sale of the Shares to Purchaser; and

WHEREAS, Seller now desires to sell to Purchaser, and Purchaser now desires to purchase from Seller, the Shares, on the terms and conditions set forth in this Agreement such that following such purchase and sale, the Company will be a wholly-owned subsidiary of Purchaser.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	PURCHASE AND SALE OF STOCK.

1.1               Purchase and Sale. At the Closing (as defined below), Seller shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and accept from Seller, the Shares, free and clear of all Encumbrances (as defined below) in exchange for (i) cash payments equal to $1,700,000 in the aggregate, as may be adjusted in accordance with Section 1.2(c) below, payable by Purchaser to Seller by wire transfer of immediately available funds (such amount, as adjusted, the “Cash Consideration”); and (ii) the issuance by Purchaser to Seller of an aggregate of 200,000 shares of common stock of Purchaser, par value $$0.00001 per share (such stock, the “Purchaser Common Stock”), as adjusted for any stock dividend, stock split, combination, reorganization or other similar recapitalization ( the “Stock Consideration” and together with the Cash Consideration, collectively, the “Purchase Price”).

1.2               Purchase Price Payment Schedule. Subject to the terms and conditions set forth herein, the Purchase Price shall be payable as follows:

(a)                Seller hereby acknowledges that it has already received from Purchaser the nonrefundable deposit representing $100,000 of the Cash Consideration in accordance with Section 2 of the Letter of Intent (the “Initial Deposit”);

(b)	At the Closing, Purchaser will deliver to Seller:

(i)                 An additional payment of the Cash Consideration in amount equal to $700,000 by wire transfer of immediately available funds to an account designated by Seller (the “Closing Date Cash Payment”); and

(ii)	a stock certificate evidencing the Stock Consideration.

(c)                With respect to the remaining $900,000 of the Cash Consideration, Purchaser shall deliver to Seller additional payments in three equal installments of $300,000 (each such installment, an “Additional Cash Payment,” and collectively, the “Additional Cash Payments”) by wire transfer of immediately available funds to an account designated by Seller in accordance with the following schedule:

(i)                 the first Additional Cash Payment shall be delivered on or prior to the date that is thirty (30) days from the Closing Date;

(ii)               the second Additional Cash Payment shall be delivered on or prior to the date that is one hundred twenty (120) days from the Closing Date; and

(iii)            the third Additional Cash Payment shall be delivered on or prior to the date that is one hundred fifty (150) days from the Closing Date.

Notwithstanding the foregoing, in lieu of receiving any Additional Cash Payment in cash, Seller may, at his option, elect to receive all or any portion of any of such Additional Cash Payment (such amount, the “Seller Designated Amount”) a number of shares of Purchaser Common Stock equal to Seller Designated Amount divided by $3.00, rounded up to the nearest whole share (such shares, the “Additional Purchaser Shares”), in each case, by providing written notice (an “Election Notice”) to Purchaser no later than five (5) days prior to the applicable due date for such Additional Cash Payment as set forth above. By way of example only, if Seller were to elect to convert one of the Additional Cash Payments into shares of Purchaser Common Stock, Seller would be entitled to receive 100,000 shares of Purchaser Common Stock ($300,000/$3.00 = 100,000). If Seller does not timely deliver an Election Notice in advance of an Additional Cash Payment for any reason, then Purchaser shall deliver the Additional Cash Payment in accordance with the schedule set forth above and no Additional Purchaser Shares shall be issued in lieu of such Additional Cash Payment.

(d)                In the event that any Additional Cash Payment is not received by Seller by the specified date set forth above for any reason (such payment, a “Missed Payment”), without in any way limiting any remedies Seller may otherwise have, such Missed Payment shall accrue interest at a rate of seven percent (7%) per annum, beginning as of the day following the due date for such Missed Payment.

1.3               Share Purchase Advance. Without in any way limiting amounts payable by Purchaser toward the Purchase Price as set forth in Section 1.2 above, concurrent with the execution of this Agreement, Purchaser shall advance an amount equal to $400,000 to the Company by wire transfer of immediately available funds to an account designated by Seller (the “Share Purchase Advance”), the proceeds of which shall be used by the Company for the sole purpose of purchasing Additional Longroot Cayman Stock issued prior to the Closing pursuant to Section 4.5 below. All or any portion of the Share Purchase Advance used to purchase additional Longroot Cayman Stock shall be treated in the event of termination as described in Section 6.1 hereof, while all or any portion of the Share Purchase Advance not used for the purchase of Additional Longroot Cayment Stock shall be retained by Company and not used for any other purpose until the earlier of the Closing or the termination of this Agreement in accordance with Section 6.1 hereof.

1.4               Acknowledgment Regarding Purchase Price. The parties expressly acknowledge that the Purchase Price (i) has been negotiated between Seller and Purchaser based on a variety of facts and circumstances, including facts and circumstances that may be unique to Seller and Purchaser, (ii) may not accurately reflect the price at which the Shares would be bought and sold in a negotiated arm’s length transaction between a different buyer and/or seller and (iii) may not be representative of the fair market value of the Shares. Without limiting the generality of the foregoing, each of the parties acknowledges that none of the Longroot Group Companies, Seller, or Purchaser is making any representation as to the fair market value of the Shares generally.

1.5               Closing. The closing of the transactions contemplated herein (the “Closing”) shall take place by the electronic exchange of documents and signatures on the date hereof, or at such other time and place as the Company, Seller and Purchaser may agree, provided, however, that the Closing shall occur no later than the earlier of (i) thirty (30) days following the closing of the transactions contemplated by that certain Share Exchange Agreement by and between Purchaser, HotPlay Enterprise Limited and the other parties named therein, dated as of July 21,2020; or (ii) three (3) days following the satisfaction of all closing conditions set forth in Section 5 of this Agreement (such date hereinafter, the “Closing Date”).

1.6               Stock Power and Transfer. Each of the parties agrees that this Agreement shall constitute a stock power or other necessary authorization to transfer, as the case may be, authorizing the Company to record on its books and records the transfers of the Shares from Seller to Purchaser without the need for an executed stock certificate or separate stock power or stock assignment document. Notwithstanding the foregoing, each of the parties will execute and deliver such other instruments of transfer as the Company may reasonably request in connection with the transactions effected hereby.

1.7               Company Consent and Waiver of Right of First Refusal. The Company represents and warrants to Purchaser that: (i) it has waived any applicable rights of first refusal, notice rights or other restrictions on transfer applicable to the sale of the Shares under this Agreement; and (ii) it hereby consents to the transactions contemplated hereby in all respects.

2.                   REPRESENTATIONS AND WARRANTIES OF SELLER TO PURCHASER. Seller represents and warrants to Purchaser and the Company that:

2.1               Title to Shares. Seller has, and Purchaser is acquiring hereunder, good title to the Shares free and clear of any lien, encumbrance, claim, pledge, restriction on sale or transfer or right or option to purchase (collectively “Encumbrances”), other than Encumbrances pursuant to any agreements between Seller and the Company which are waived by the Company pursuant to this Agreement. The Shares are fully vested and not subject to any right of repurchase in favor of the Company or any other party.

2.2               Authority; Binding Agreement. Seller has the requisite power and authority to execute and deliver this Agreement and to perform Seller’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal and binding obligation of Seller, enforceable against Seller in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3               No Conflict. The execution and delivery of this Agreement by Seller, the performance by Seller of Seller’s obligations pursuant to this Agreement, and the consummation of the transactions contemplated hereby will not result in a breach by Seller of, or constitute a default by Seller, under any agreement, instrument, decree, law, judgment or order to which Seller is a party, to which the properties of Seller may be subject, or by which Seller may be bound, result in the creation of any Encumbrances on the Shares, other than Encumbrances that have been created by Purchaser or restrictions imposed by securities laws.

2.4               Compliance. Seller has complied with all procedures and requirements necessary to validly transfer all of the Shares to Purchaser hereunder pursuant to any agreements between Seller and the Company, the Company’s certificate of incorporation and bylaws or otherwise.

2.5      Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

3.                   REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants to Seller and the Company that:

3.1               Authority; Binding Agreement. Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2               Receipt of Information. Purchaser is aware of the Company’s business, affairs and financial condition and has received all the information that Purchaser considers material, necessary or appropriate in determining whether to purchase the Shares and further acknowledges that such information is sufficient to allow Purchaser to reach an informed decision to purchase the Shares. Purchaser has had an opportunity to ask questions and receive answers regarding the business, properties, prospects and financial condition of the Company; provided that Purchaser acknowledges that the Company is not making any representations or warranties in connection with any such information or otherwise with respect to the transactions contemplated by this Agreement. Purchaser acknowledges that Purchaser has had the opportunity to review this Agreement with Purchaser’s own legal counsel and that Purchaser has not relied on any representation or statement of, or made by, Seller or the Company or their respective representatives in making its investment decision in purchasing the Shares other than the representations and warranties expressly set forth herein.

3.3               Securities Laws Matters. Purchaser is acquiring the Shares for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof for purposes of the Securities Act in violation of securities laws. Purchaser is an “accredited investor” as that term is defined in Rule 501 under the Securities Act. Purchaser understands that the Shares must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from registration is otherwise available. Moreover, Purchaser understands that the Company is under no obligation to register the Shares. In addition, Purchaser understands that the certificate evidencing the Shares will be imprinted with a legend which prohibits the transfer of the Shares unless they are registered or such registration is not required in an opinion of counsel reasonably acceptable to the Company.

3.4               Experience and Risk. Purchaser is an experienced investor, with experience in evaluating and investing in early and developing stage companies sufficient to enable Purchaser to evaluate the merits, and assess the risk, of an investment in the Shares. Purchaser understands that the Company is still in the developing stage, with a developing business model, and an investment in the Shares involves a high degree of risk.

3.5               Litigation. There is no litigation, action, suit, proceeding, inquiry, claim, arbitration or investigation pending or threatened against Purchaser, or any of Purchaser’s assets or property or any of its directors or officers in their capacities as such or for which Purchaser is obligated to indemnify a third party. Purchaser is not party to or, subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental authority or any arbitration ruling or any settlement or similar agreement or written arrangement with ongoing obligations relating to a dispute (or the resolution of a dispute) with any third party.

3.6               Sufficiency of Funds. Purchaser has, or will have, sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the portions of Purchase Price as and when payable under this Agreement and consummate the transactions contemplated by this Agreement.

3.7               Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

3.8               No Other Seller or Longroot Group Company Representations. Purchaser acknowledges that, (a) except as expressly set forth in this Section 3 or in Section 1.7 above, neither Seller nor any of the Longroot Group Companies is making any representations or warranties with respect to the Longroot Group Companies or any of the transactions contemplated by this Agreement.

4.	COVENANTS.

4.1               Confidentiality. From and after the Closing and except as expressly required by this Agreement, Seller shall hold in confidence any and all information, whether written or oral, concerning the Restricted Business, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller; or (b) is lawfully acquired by Seller from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller is compelled to disclose any information by judicial or administrative process or by other requirements of Law, then Seller shall promptly notify Purchaser in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed; provided, that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

4.2	Non-Competition; Non-Solicitation.

(a)                For a period of two (2) years commencing on the Closing Date (the “Restricted Period”), Seller shall not directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business; or (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, provided, however, that Seller may continue to own its equity interests in Purchaser and Longroot Holding (Thailand) without violating this Section 4.2. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b)                During the Restricted Period, Seller shall not, and shall not permit any of its Representatives to, directly or indirectly, hire or solicit any person who is or was employed by the Longroot Group Companies during the Restricted Period, or encourage any such employee to leave such employment or hire any such employee who has left such employment.

(c)                Seller acknowledges that a breach or threatened breach of this Section 4.2 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d)                Seller acknowledges that the restrictions contained in this Section

4.2   are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. If any covenant contained in this Section 4.2 is ever adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(e)                For purposes of this Agreement, (i) “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any governmental authority, and (ii) “Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

4.3               Financial Audit. Prior to Closing, Purchaser may, at its own expense, conduct a financial audit of the Company for the two-year period prior to the Closing. Seller agrees to use commercially reasonable efforts to cooperate in good faith with this process.

4.4               PCAOB Audit. Prior to the Closing, Purchaser may, at its own expense, conduct a PCAOB audit of the Company. Seller shall use commercially reasonable efforts to cooperate in good faith with this process.

4.5               Exercise of Preemptive Right and Anti-Dilution Right. In the event Longroot Cayman proposes to issue additional shares of capital stock (“Additional Longroot Cayman Stock”), Seller shall, at the direction of Purchaser, cause the Company to exercise its preemptive rights (the “Preemptive Rights”) pursuant to Section 8 of that certain Shareholders’ Agreement dated as of May 31, 2020 by and between Longroot Cayman and the shareholders of Longroot Cayman (“Longroot Cayman Shareholders’ Agreement”) by (i) notifying Longroot Cayman in writing of its intention to purchase the maximum number of shares of Additional Longroot Cayman Stock that the Company is entitled to purchase (such number of shares, the “Offered Shares”); and (ii) executing a written subscription to subscribe for and purchase the Offered Shares. Purchaser shall advance in full all exercise prices, costs and expenses incurred by Seller in connection with the Company’s exercise of its Preemptive Rights. In the event Longroot Cayman (i) issues, grants or otherwise disposes of its shares of capital stock, or (ii) bonds itself with stock acquisition rights or any other rights to acquire shares of capital stock of Longroot Cayman, Seller shall, at the direction of Purchaser, cause the Company to exercise its anti-dilution right pursuant to Section 9 of the Longroot Cayman Shareholders’ Agreement (“Anti-Dilution Right”) by acquiring such shares, options, bonds with stock acquisition rights or any other rights to acquire shares of capital stock of Longroot Cayman in accordance with the Company’s ownership ratio immediately before such transaction. Purchaser shall advance in full all exercise prices, costs and expenses incurred by Seller in connection with the Company’s exercise of its Anti-Dilution Right at Purchaser’s direction.

4.6               Demand Registration Right. The Seller may make written requests to the Purchaser (a “Demand Notice”) to require the Purchaser to register, under and in accordance with the provisions of the Securities Act, any or all of Purchaser Common Stock then held by the Seller (a “Demand Registration”); provided, however, the Seller shall not request more than one (1) Demand Registration in any consecutive 12-month period. The Purchaser shall use its commercially reasonable best efforts to prepare and file a registration statement on an appropriate form with respect to any Demand Registration (the “Demand Registration Statement”) as promptly as reasonably practicable after receiving such Demand Notice (but in no event later than sixty (60) days thereafter), and the Purchaser shall use its commercially reasonable best efforts to cause the Demand Registration Statement to become effective as promptly as reasonably practicable after the filing thereof. All expenses incurred in connection with registrations, filings, or qualifications pursuant to the foregoing, including all registration, filing, and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Purchaser shall be borne and paid by the Purchaser.

4.7               Further Assurances. . Following the Closing, each of the parties hereto shall, and shall cause their respective affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

5.	CONDITIONS OF CLOSING.

5.1      Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement for the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)                The representations and warranties of Purchaser set forth in Section 3 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein, if any) at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be so true and correct in all respects as of such date), except where the failure of such representations and warranties to be true and correct has not had, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby; and (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Purchaser at or prior to the Closing shall have been performed or complied with in all material respects.

(b)               Purchaser shall have delivered the Closing Date Cash Payment and the Stock Consideration in accordance with Section 1.1 on or before November 30, 2020.

5.2      Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement for the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Seller set forth in Section 2 shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein, if any) at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be so true and correct in all respects as of such date), except where the failure of such representations and warranties to be true and correct has not had, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the transactions contemplated hereby; and (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Seller at or prior to the Closing shall have been performed or complied with in all material respects.

(c)                Purchaser shall have received all board of director and all requisite regulatory approvals, if required, with respect to the purchase of the Shares and the execution and delivery of this Agreement.

(d)               There shall have been no material change in the financial conditions of the Company since the date of this Agreement.

6.	TERMINATION.

6.1      Termination by Either Party. In the event that the Closing has not occurred for any reason on or prior to November 30, 2020 (the “Termination Date”), then, at any time thereafter, Seller or Purchaser may terminate this agreement upon providing written notice of such termination (the “Termination Notice”) to the other party. Such termination shall be effective immediately upon delivery of such Termination Notice and no obligations or sections of this Agreement shall survive such termination or be of any further force or effect other than those set forth in Section 7. Notwithstanding the forgoing, (i) any payments or advances received by Seller or Company prior to any such termination (including, but not limited to, the Initial Deposit ) shall be retained by Seller or Company without any further liability or obligation, and (ii) all or any portion of the Share Purchase Advance not otherwise used to purchase Additional Longroot Cayman Stock prior to the Termination Date shall be returned to Purchaser by Company no later than five (5) days from the date of delivery of the Termination Notice, and (iii) all or any portion of the Share Purchase Advance not returned to Purchaser by the Company pursuant to (ii) (the “Unreturned Advance”) shall be converted into the right of Purchaser to receive a number of shares of common stock of the Company equal to the Unreturned Advance divided by $3,500.00, rounded down to the nearest whole share, such shares to be issued to the Purchaser by the Company from the 200 remaining authorized but unissued shares of Company no later than five (5) days from the date of delivery of the Termination Notice. For the avoidance of doubt, this Agreement may not be terminated after the Closing. For the avoidance of doubt, this Agreement may not be terminated prior to December 1, 2020.

7.	INDEMNIFICATION.

7.1      Obligation. Purchaser shall indemnify, defend and hold harmless Seller and each of his agents, trustees, executors, beneficiaries, affiliates, estate, successors, and assigns (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all claims, losses, costs and expenses (“Losses”) of the Indemnified Parties relating to, arising out of or resulting from any claims made by Axion Ventures or any of its shareholders, directors, officers, agents or representatives against Seller in connection with this Agreement or the purchase and sale of the Shares.

7.2	Indemnification Procedures.

(a)                If any Indemnified Party receives a claim or other notice of the assertion or commencement of any action, lawsuit, proceeding, audit, investigation or other claim made or brought by any Person who is not a party hereto or an affiliate of a party hereto (a “Third-Party Claim”) with respect to which an indemnifying party (an “Indemnitor”) is obligated to provide indemnification under this Section 7, the Indemnified Party shall give the Indemnitor prompt written notice thereof, provided, that any failure to give such notice shall not affect the obligation of the Indemnitor to provide indemnification hereunder except to the extent that the Indemnitor has been materially prejudiced as a result of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail and indicate the estimated amount, if reasonably practicable, of the Loss that has been or is reasonably expected to be sustained by the Indemnified Party. Any Indemnitor shall be entitled to participate in the defense of such Third-Party Claim at such Indemnitor’s expense, and at its option shall be entitled to assume the defense thereof by appointing a nationally recognized counsel to be the lead counsel in connection with such defense; provided, that any Indemnitor shall continue to be entitled to assert any limitation on any claims contained herein; and provided further, that the Indemnified Party shall be entitled to participate in the defense of such Third-Party Claim and to employ counsel of its choice for such purpose (it being understood that the fees and expenses of such separate counsel shall be borne by the Indemnified Party). Notwithstanding the foregoing, the Indemnitor shall not have the right to defend or direct the defense of such Third-Party Claim without the Indemnified Party’s prior written consent if (i) the Third-Party Claim seeks an injunction or other equitable relief as its primary recourse, (ii) such Third-Party Claim involves any criminal liability or (iii) the Indemnified Party has been advised by outside legal counsel that there are one or more legal or equitable defenses available to such Indemnified Party in such Third-Party Claim which are different from or in addition to those available to the Indemnitor and that representation of both parties by the same counsel would involve a conflict of interest under applicable rules of professional responsibility. In all cases, the Indemnified Party shall provide its reasonable cooperation with the Indemnitor in defense of claims or litigation, including by making employees, information and documentation reasonably available.

(b)                If the Indemnitor controls the defense of any Third-Party Claim then the Indemnitor shall be entitled to settle such Third-Party Claim; provided, that the Indemnitor shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if (i) pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party, (ii) such settlement or cessation would reasonably be likely to create a precedential custom or practice that would be materially adverse to the continuing business interests or the reputation of the Indemnified Party or its affiliates, or (iii) if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim. If the Indemnitor does not assume the defense of a Third-Party Claim, the Indemnified Party may defend against such matter; provided, that the Indemnified Party may not settle any such matter without the written consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed).

7.3      Any claim by an Indemnified Party in respect of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnitor written notice thereof. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if reasonably practicable, of the Loss that has been or is expected to be sustained by the Indemnified Party. The Indemnitor and the Indemnified Party shall have thirty (30) days after the Indemnitor’s receipt of such notice to resolve such Direct Claim. If such Direct Claim is not resolved by mutual agreement of the Indemnitor and the Indemnified Party within such thirty (30)-day period, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the conditions and limitations of this Agreement.

7.4 The obligations set forth in this Section 7 shall survive any termination of this Agreement.

8.	MISCELLANEOUS.

8.1      Survival of Warranties. The representations and warranties of the parties set forth in Section 2 and Section 3 of this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date.

8.2      Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective party incurring such costs and expenses, whether or not the Closing shall have occurred.

8.3      Public Announcements. All public notices to third persons and all other publicity concerning the subject matter of this Agreement shall be jointly planned and coordinated by Purchaser and Seller and no party shall act unilaterally in this regard without the prior approval of the other party (such approval not to be unreasonably withheld or unduly delayed), except where required to do so by law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other parties is not practicable. Purchaser shall not release Seller’s name without express written approval from Seller.

8.4      Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Shares). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.5      Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by and construed under the laws of the State of Delaware without regard to principles relating to conflicts of law.

8.6      Amendment. Any term of this Agreement may be amended only by the written consent of each of the parties hereto.

8.7      Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

8.8      Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision or provisions were so excluded and shall be enforceable in accordance with its terms.

8.9      Entire Agreement. This Agreement, the exhibits and schedules hereto, and the other documents referenced herein constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

8.10  Attorneys’ Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party or parties in such dispute shall be entitled to recover from the losing party or parties all fees, costs and expenses of enforcing any right of such prevailing party or parties under or with respect to this Agreement (in addition to any other relief to which the prevailing party or parties may be entitled), including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

8.11  Further Documentation and Further Assurances. Each party hereto agrees to take all such actions as may be necessary, and to execute and deliver any and all further agreements, documents or instruments necessary, to effectuate this Agreement and the transactions contemplated hereby or as reasonably requested by the Company or any other party (prior to, at or after the Closing) to evidence its rights hereunder.

8.12  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IN WITNESS WHEREOF, the parties hereto have executed this STOCK PURCHASE AGREEMENT as of the date first above written.

SELLER:

11/2/2020
Jason Morton

Address: 12 Middlesex Rd #42, Chestnut Hill MA 02467

PURCHASER:

Monaker Group, Inc
By:	11/2/2020
Name: William Kerby
Title: CEO

Address: 2893 Executive Park Drive, Suite 201 Weston, Florida 33331

COMPANY:

Longroot, Inc.
By:	11/2/2020
Name: Jason Morton
Title: CEO

Address: 1013 Centre Road, Suite 403-B, Wilmington, Delaware 19805